UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:     1-11377-01

CC FUNDING TRUST I

(Exact name of registrant as specified in its charter)

139 East Fourth Street

Cincinnati, Ohio 45202

(513) 421-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.90% Preferred Trust Securities (Feline Prides) due 2007

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class of Securities	No. of holders of record
6.90% Preferred Trust Securities (Feline Prides) due 2007	47

Pursuant to the requirements of the Securities Exchange Act of 1934, CC Funding Trust I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 5, 2006	By:	Cinergy Corp., as Sponsor

		By:	/s/ David S. Maltz
Name: David S. Maltz Title: General Counsel and Assistant Secretary